[GENERAL EMPLOYMENT LETTERHEAD]

June 3, 2015

Erin E. Martin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	General Employment Enterprises, Inc.
Registration Statement on Form S-3
Filed May 12, 2015
File No. 333-204080

Dear Ms. Martin:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated June 1, 2015 (the “Comment Letter”), to Andrew J. Norstrud, Chief Financial Officer of General Employment Enterprises, Inc. (the “Company”) regarding the Registration Statement on Form S-3, submitted by the Company on May 12, 2015.

This letter sets forth the Staff’s comment from the Comment Letter and the Company’s response to that comment.

General

1.  General Instruction I.A.3(b) of Form S-3 requires that a registrant file in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.  We note that the Form 8-K filed on October 10, 2014, does not appear to have been timely filed, given that the relevant event date was October 3, 2014.  Accordingly, it does not appear that you have satisfied the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3.  Please explain to us why you believe you are eligible to use this form.  Alternatively, please amend your registration statement on an appropriate form.

RESPONSE:  The Form 8-K filed by the Company on October 10, 2014 was filed under Item 3.01 to disclose receipt of a letter from the NYSE MKT, which stated, among other things, that the Company was delinquent in paying certain fees to the NYSE MKT.  The letter from the NYSE MKT was dated October 3, 2014; however, the Company received the letter on October 7, 2014.

Item 3.01 of the Form 8-K requires disclosure of the receipt of a notice from the national securities exchange or national securities association that maintains the principal listing for the registrant’s common equity.  A Form 8-K is required to be filed within 4 business days upon the occurrence of an event specified in the Form 8-K.  The occurrence of the event requiring the Company to file the Form 8-K under Item 3.01 was the Company’s receipt of the NYSE MKT letter on October 7, 2014.  The Form 8-K was timely filed on October 10, 2014, which was 3 business days after the receipt of the NYSE MKT letter.

The Company believes it is eligible to use the Form S-3 because it has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Form S-3.

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (630) 954-0400. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

GENERAL EMPLOYMENT ENTERPRISES, INC.

By:	/s/ Andrew J. Norstrud
Name:	Andrew J. Norstrud
Title:	Chief Financial Officer